Exhibit(a)(2)
OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
c/o Oxford Residential Properties I Corporation
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
May 1, 2008
Dear Limited Partner:
     As you may be aware by now, SCM Special Fund, LLC, MPF Badger Acquisition Co., LLC, MPF Falcon Fund, LLC, MPF Acquisition Co. 3, LLC, MacKenzie Patterson Special Fund 7, LLC and MacKenzie Patterson Fuller, LP (collectively, the “MPF Group”) initiated an unsolicited tender offer to buy units of limited partnership interest (the “Units”) in Oxford Residential Properties I Limited Partnership (the “Partnership”). The managing general partner of the Partnership, Oxford Residential Properties I Corporation (the “Managing General Partner”), first became aware of the offer by the MPF Group on April 18, 2008.
     The Partnership, through its Managing General Partner, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to such offer. The Managing General Partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the Managing General Partner is remaining neutral and does not express any opinion with respect to the Peachtree Partners offer, primarily because the Managing General Partner does not have a reliable indicator of the fair value of the Units.
     However, we call your attention to the following considerations:
•	The MPF Group offer price is $300.00 per Unit, which will be reduced by the amount of any distributions declared or made between April 18, 2008 and May 20, 2008, or such other date to which the MPF Group offer may be extended.

•	The MPF Group offer is for 2,356 Units, or approximately 10% of the total outstanding Units. The MPF Group offer states that the MPF Group and its affiliates own 177 Units, or 0.75% of the total outstanding Units. However, according to our records, the MPF Group and certain entities the Managing General Partner believe are affiliates of the MPF Group, directly and indirectly own or control an aggregate of 169.5 Units, or approximately 0.72% of the total outstanding Units. The MPF Group may be affiliated with other limited partners of the Partnership whose Units are included in its statement of ownership. Any acquisition of Units by the MPF Group as a result of the MPF Group’s offer may affect the outcome of Partnership decisions, in that the purchases may concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the Managing General Partner are given an opportunity to consent or object

•	AIMCO Properties, L.P. (together with its affiliates, “AIMCO Properties”), which holds 14,144.5 Units, or approximately 60.04% of the 23,558 total outstanding Units as of April 18, 2008, does not intend to tender any of its Units in the MPF Group offer.

•	The MPF Group offer states that you will have the right to withdraw Units tendered in the offer at any time until the expiration of the offer on May 20, 2008, or such other date to which the MPF Group offer may be extended, or, if your Units have not been accepted for payment by June 17, 2008, you can withdraw them at any time after such time until your Units are accepted for payment.

•	If more than 2,356 Units are tendered and not withdrawn, the MPF Group will accept for payment and pay for 2,356 Units on a pro rata basis. Therefore, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership. The MPF Group offer allows you the option to sell “All or None” of your Units. If you elect the “All or None” option and more than 2,356 Units are tendered, your tender will be deemed to have been automatically withdrawn, and the MPF Group will not purchase your Units.

•	The Partnership’s current investment property consists of two wholly owned properties: Raven Hill Apartments, a 304-unit apartment complex located in Burnsville, Minnesota and Fairlane East Apartments, a 244-unit apartment complex located in Dearborn, Michigan. Both properties are currently listed for sale, however no assurances can be given regarding the timing or amount of a sale, if at all.

•	The Managing General Partner is currently evaluating strategic alternatives, including a potential refinancing, with respect to the first mortgages encumbering Raven Hill Apartments and Fairlane East Apartments, however no assurances can be given regarding the nature or timing of any alternative or if any action will be taken at all.

•	In connection with a review of possible transactions related to the Partnership, AIMCO Properties obtained appraisals of Raven Hill Apartments and Fairlane East Apartments, copies of which have been obtained by the Partnership. In an appraisal report dated November 7, 2005, an independent appraiser concluded that the market value of Raven Hill Apartments was $19,600,000 as of October 13, 2005. In an appraisal report dated October 24, 2005, an appraiser concluded that the market value of Fairlane East Apartments was $19,900,000 as of October 20, 2005.

•	Since January 1, 2005, the Partnership declared and made the following distributions to the limited partners:

	Distribution Amount
Year of Distribution	Per LP Unit	Distribution Type
2006	$61.47	Proceeds from sale of The Landings Apartments
•	Since January 1, 2005, AIMCO Properties has purchased in private transactions 10 Units at a price of $88.59 per Unit in 2005, 282.5 Units at a price of $51.37 per Unit in 2007 and 35 Units at a price of $100.00 per Unit in 2008.

•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board, which are the only two independent sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnership Board.
•	Set forth below are the high and low sales prices of Units for the years ended December 31, 2005, 2006 and 2007 and during 2008 (through January 31), as reported by Direct Investments Spectrum.

	HIGH	LOW
Year Ended 2005:	$440.00	$175.00
Year Ended 2006:	$440.00	$250.00
Year Ended 2007:	$410.12	$301.00
Year Ended 2008 (through January 31)	$335.12	$335.12
•	Set forth below are the high and low sales prices of Units for the year ended December 31, 2006, as reported by the American Partnership Board. There were no sales reported by The American Partnership Board for the years ended December 31, 2005 and 2007 or during 2008 (through February 19).

	HIGH	LOW
Year Ended 2006:	$376.00	$376.00
     The Managing General Partner urges each investor to carefully consider the foregoing information before tendering his or her Units to Peachtree Partners.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss your Partnership’s performance in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602. Please be advised that the information contained in this letter reflects the extent of our advice with respect to this offer.

Sincerely, Oxford Residential Properties I Corporation, Managing General Partner